July 26, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attn: Eiko Yaoita Pyles

Re:
Marine Products Corporation
Registration Statement on Form S-3
Filed June 24, 2021
File No. 333-257365

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Marine Products Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on July 29, 2021, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Joe Alley of Arnall Golden Gregory LLP at (404) 873-8688.

Very truly yours,

Marine Products Corporation

/s/ Ben M. Palmer
Ben M. Palmer
Vice President, Chief Financial
Officer and Corporate Secretary